

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561**

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

March 29, 2007

Mr. Kendall G. Kliewer
Vice President and Controller
Northwestern Corporation
125 S. Dakota Avenue
Sioux Falls, South Dakota 57014

      **Re: Northwestern Corporation
            Form 10-K for Fiscal Year Ended December 31, 2006
            Filed February 28, 2007
            File No. 1-10499**

Dear Mr. Kliewer:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    William Thompson
                    Branch Chief